UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and
Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 1)*

Marshall Edwards, Inc.
(Name of Issuer)
Common Stock, par value $0.00000002 per share
(Title of Class of Securities)
572322303
(CUSIP Number)
Mark Hinze
Chief Financial Officer
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113
Australia
Tel: 61-2-9878-0088
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	572322303	13D	Page	2	of	9	Pages

(1)	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novogen Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Novogen Limited is organized under the laws of Australia

(7)	SOLE VOTING POWER

NUMBER OF	5,240,829

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	5,240,829

WITH	(10)	SHARED DISPOSITIVE POWER

0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,240,829

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.3%

(14)	TYPE OF REPORTING PERSON

CO

CUSIP No.	572322303	13D	Page	3	of	9	Pages
     This Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D, originally filed on August 7, 2008 (the “Statement”) amends Items 1 through 7 of the Statement. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Statement. References to shares of common stock, par value $.00000002 per share (“Common Stock”), of Marshall Edwards, Inc. (the “Company”) herein reflect the 1-for-10 reverse stock split effected by the Company on March 31, 2010.
Item 1. SECURITY AND ISSUER.
     This Amendment No. 1 relates to the Common Stock of the Company, a corporation organized under the laws of the State of Delaware. The principal executive office of the Company is located at 11975 El Camino Real, Suite 101, San Diego, California, 92130.
Item 2. IDENTITY AND BACKGROUND.
Item 2 is hereby amended and supplemented as follows:
(c) Attached as Schedule A is the name, principal occupation, business address and citizenship of each executive officer and/or director of Novogen Limited (“Novogen”). Schedule A is incorporated into and made a part of this Amendment No. 1.
(d) During the last five years, neither Novogen nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither Novogen nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Novogen is organized under the laws of Australia. Schedule A sets forth the citizenship of each executive officer and/or director of Novogen.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is hereby amended and supplemented as follows:
     Please see the response to Item 4, which is incorporated by reference herein.
Item 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended and supplemented as follows:
     On December 21, 2010, Novogen entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Novogen Research Pty Limited, a wholly-owned subsidiary of Novogen (the “Seller”), and the Company, pursuant to which the Company agreed to acquire from Seller certain assets used in or generated under or in connection with the discovery, development, manufacture and marketing of intellectual property and products based on the field of isoflavonoid technology and on compounds known as isoflavones, including those related to the drug candidates Phenoxodiol, Triphendiol, NV-143 and NV-128 (the “Isoflavone-related Assets”). As consideration for the Isoflavone-related Assets, the Company will issue to Novogen, in a

CUSIP No.	572322303	13D	Page	4	of	9	Pages
transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, 1,000 shares of the Company’s newly designated Series A Convertible Preferred Stock, par value $0.01 per share (the “Convertible Preferred Stock”), and will assume all liabilities relating to the Isoflavone-related Assets arising with respect to the period commencing after the consummation of the Asset Purchase. The transactions contemplated by the Asset Purchase Agreement are collectively referred to in this Amendment No. 1 as the “Asset Purchase.”
     The approval of both (i) the holders of a majority of the outstanding shares of the Common Stock entitled to vote and (ii) holders of a majority of the outstanding shares of the Company’s Common Stock, other than shares held by Novogen, entitled to vote will be required to approve the Asset Purchase by the Company. Immediately after the execution of the Asset Purchase Agreement, pursuant to the terms of a voting agreement (the “Voting Agreement”), dated as of December 21, 2010, entered into by and between the Company and Novogen, Novogen, in its capacity as majority stockholder of the Company, executed a written consent approving the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement, including the issuance of the Convertible Preferred Stock. In addition to this approval, the Asset Purchase cannot be completed without the approval of the holders of a majority of the shares of the Company’s common stock, other than shares held by Novogen, entitled to vote and the approval of the stockholders of Novogen. The Company did not pay additional consideration to Novogen in connection with the execution and delivery of the Voting Agreement.
     Each of the parties to the Asset Purchase Agreement has made customary representations, warranties and covenants in the Asset Purchase Agreement, including covenants by the Seller and Novogen not to dispose of or otherwise encumber the assets to be sold to the Company. The Company and Novogen each agreed to indemnify the other for certain losses arising out of breaches of representations and warranties, covenants and other specified matters.
     Each share of the Convertible Preferred Stock issuable pursuant to the Asset Purchase Agreement will be convertible, without the payment of additional consideration by the holder thereof, into 4,827 shares of Common Stock. In the event a Phase II clinical trial involving any of the isoflavone technology acquired by the Company pursuant to the Asset Purchase Agreement has achieved a statistically significant result (p=0.05 or less) or a first patient is enrolled in a Phase III clinical trial involving the such technology, whichever is earlier, each share of the Convertible Preferred Stock not already converted may be converted into 9,654 shares of Common Stock.
     The Company will have an option to purchase, in a single transaction, all of the unconverted Convertible Preferred Stock for an aggregate exercise price of $12,000,000 in cash for all of the Convertible Preferred Stock and, where a portion of the Convertible Preferred Stock has been converted, the exercise price shall be pro-rated. Upon the earlier of (i) the fifth anniversary of the closing of the Asset Purchase and (ii) a “change in control”, as defined in the Asset Purchase Agreement, of Novogen, all unconverted Convertible Preferred Stock will automatically convert into Common Stock in accordance with the applicable conversion ratio.
     Without the prior written consent of the Company, Novogen will not be permitted, directly or indirectly, to transfer, sell, assign, pledge, lend, convey, hypothecate or otherwise encumber or dispose (“Transfer”) of any Convertible Preferred Stock. In addition, until June 30, 2011, without the prior written consent of the Company, Novogen will not be permitted, directly or indirectly, to Transfer any shares of the Common Stock issued to Novogen upon conversion of the Convertible Preferred Stock.
     Holders of the Convertible Preferred Stock will not be entitled to receive any dividend or other similar distributions, except in the event that the Company’s board of directors or any duly authorized committee thereof declares and authorizes a special dividend or distribution on any shares of Convertible Preferred Stock.

CUSIP No.	572322303	13D	Page	5	of	9	Pages
     Holders of the Convertible Preferred Stock will not be entitled to vote any shares of Convertible Preferred Stock. The holders of the Convertible Preferred Stock will not have any rights of preemption, except as the Company may otherwise agree in writing.
     The foregoing summary of the Asset Purchase Agreement, the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the full text of such agreements, including the Form of Certificate of Designation attached to the Asset Purchase Agreement setting forth the terms of the Convertible Preferred Stock, copies of which are filed as Exhibits 1 and 2 to this Amendment No. 1 and incorporated herein by reference.
     Although no determination has been made, among the various strategic alternatives that might be considered by the board of directors of Novogen is a possible distribution to Novogen shareholders of the Company’s securities held by Novogen, including the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock to be issued in the Asset Purchase. Nothing in this statement should be taken as indicating that Novogen will pursue or consummate any such transaction.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 as set forth in the Statement is amended and restated in its entirety as follows:
     The following information is provided as of December 22, 2010:
     (a) Number of shares and percent of Common Stock beneficially owned as of December 21, 2010 by Novogen and each of the other persons listed on Schedule A hereto:

Name	Number of Shares of Common Stock:	Percent of Common Stock:
Novogen	5,240,829	71.3%
Josiah T. Austin	461,184	6.2%
William D. Rueckert	2,085	Less than 1%
Peter D.A. Scutt	0	0
Ross C. Youngman	0	0
Peter R. White	0	0
Mark Hinze	0	0
Craig Kearney	0	0
Ron Erratt	0	0
          By virtue of the Voting Agreement between Novogen and the Company, the Company may have been deemed to share the power to vote the shares of Common Stock beneficially owned by Novogen in accordance with the terms of the Voting Agreement. See the discussion of the Voting Agreement contained in Item 4 hereof.
     (b) Novogen has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.
     (c) Not applicable.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Novogen.
     (e) Not applicable.

CUSIP No.	572322303	13D	Page	6	of	9	Pages
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended and supplemented as follows:
     As described above in Item 4, on December 21, 2010, Novogen entered into a Voting Agreement with the Company with respect to the approval of the Asset Purchase Agreement and the transactions contemplated thereby. Please see the response to Item 4, which is incorporated by reference herein.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
The following additional materials are filed as Exhibits to this Amendment No. 1:

Exhibit 1	Asset Purchase Agreement, dated as of December 21, 2010, by and among Marshall Edwards, Inc., Novogen Research Pty Limited and Novogen Limited (incorporated by reference to Exhibit 2.1 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010 (File No. 000-50484).

Exhibit 2	Voting Agreement, dated as of December 21, 2010, by and among Marshall Edwards, Inc. and Novogen Limited (incorporated by reference to Exhibit 99.1 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010 (File No. 000-50484).
[The remainder of this page is intentionally left blank.]

CUSIP No.	572322303	13D	Page	7	of	9	Pages
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2010

NOVOGEN LIMITED
By:	/s/ Ron Erratt
	Name:	Ron Erratt
	Title:	Company Secretary

CUSIP No.	572322303	13D	Page	8	of	9	Pages

EXHIBIT INDEX

Exhibit 1	Asset Purchase Agreement, dated as of December 21, 2010, by and among Marshall Edwards, Inc., Novogen Research Pty Limited and Novogen Limited (incorporated by reference to Exhibit 2.1 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010 (File No. 000-50484).

Exhibit 2	Voting Agreement, dated as of December 21, 2010, by and among Marshall Edwards, Inc. and Novogen Limited (incorporated by reference to Exhibit 99.1 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010 (File No. 000-50484).

CUSIP No.	572322303	13D	Page	9	of	9	Pages
SCHEDULE A
Directors

Principal
Name	Position	Occupation	Business Address	Citizenship
William D. Rueckert	Non-Executive Chairman of the Board of Directors	Managing Member, Oyster Management Group, LLC	140 Wicks Road North Ryde, NSW 2113 Australia	United States
Josiah T. Austin	Non-Executive Director	Managing Member, El Coronado Holdings, LLC	140 Wicks Road North Ryde, NSW 2113 Australia	United States
Peter D.A. Scutt	Non-Executive Director	Business Consultant	140 Wicks Road North Ryde, NSW 2113 Australia	Australia
Ross C. Youngman	Non-Executive Director	Chief Executive Officer, Five Oceans Asset Management	140 Wicks Road North Ryde, NSW 2113 Australia	Australia
Peter R. White	Non-Executive Director	Banking Executive	140 Wicks Road North Ryde, NSW 2113 Australia	United States
Executive Officers

Name	Position	Business Address	Citizenship
Mark Hinze	Chief Financial Officer	140 Wicks Road North Ryde, NSW 2113 Australia	Australia
Craig Kearney	General Manager Consumer Business	140 Wicks Road North Ryde, NSW 2113 Australia	Australia
Ron Erratt	Company Secretary	140 Wicks Road North Ryde, NSW 2113 Australia	Australia